Exhibit 99.1

Q2 – 19 Investor Presentation August 30, 2019

Forward – Looking Statements This presentation contains forward - looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 , which statements involve substantial risks and uncertainties . All statements other than statements of historical fact could be deemed forward looking, including risks and uncertainties related to statements about our competition ; our ability to attract, upsell and retain customers ; our ability to increase the price of our solutions ; our ability to expand our sales and marketing capabilities ; general market, political, economic, and business conditions, and our financial targets such as revenue, share count and IFRS and non - IFRS financial measures including gross margin, operating margin, net income (loss) per diluted share, and free cash flow . We undertake no obligation to update any forward - looking statements made in this presentation to reflect events or circumstances after the date of this presentation or to reflect new information or the occurrence of unanticipated events, except as required by law . The achievement or success of the matters covered by such forward - looking statements involves known and unknown risks, uncertainties and assumptions . If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, our results could differ materially from the results expressed or implied by the forward looking statements we make . You should not rely upon forward - looking statements as predictions of future events . Forward - looking statements represent our management’s beliefs and assumptions only as of the date such statements are made . Further information on these and other factors that could affect our financial results is included in filings we make with the Securities and Exchange Commission from time to time, including the section titled “Risk Factors” in our most recent Rule 424 (b) prospectus . These documents are available on the SEC Filings section of the investor relations section of our website at : https : //ir . afya . com . br/ . Safe Harbor 2

1st semester highlights 3 IPO at Nasdaq Afya becomes the largest medical education group in Brazil and the only player providing education and digital content in every stage of the medical career 1,522 authorized medical school seats Robust growth, margin expansion and cash generation

Marabá + 120 medical school seats Expected capex of R$3 - 5 million Operation expected to start in the second semester of 2019 In line with Afya’s M&A strategy 4 IPEC Acquisition

+ 50 medical school seats Operation expected to start in the second semester of 2020 5 Medical School Authorization - Abaetetuba - PA Abaetetuba Cruzeiro do Sul Santa Inês Cametá Manacapuru Itacoatiara “ Mais Médicos ” awarded campuses Abaetetuba - PA authorization:

75% Pro Forma Adjusted Net Income ’17 - 1H19¹ CAGR 27% Pro Forma Net Revenue ’17 - 1H19¹ CAGR 80% Operating Cash Conversion Ratio 10.5 CME students in BU2 +62% Undergraduate medical degree students +170 medical school seats due to IPEC acquisition and Mais Médicos authorization in Abaetetuba . 1H – 19 Highlights ¹ Calculated considering the 1 st semester 2019 annualized. For 2017 pro - forma adjustments, see the Prospectus – 2017 Net Revenue: R$444.4 million and Net Income: R$71.7 million.

7 Adjusted² EBITDA and Margin (R$ mm, % NR) Adjusted² Net Income and Margin (R$ mm, %NR) Net Revenue (R$ mm) 136.6 323.1 357.8 1H18 1H19 1H19 Pro Forma 137% 49.9 122.2 145.3 37% 38% 41% 1H18 1H19 1H19 Pro Forma 145% 42.9 90.1 110.0 31% 28% 31% 1H18 1H19 1H19 Pro Forma 110% Financial Highlights ¹ Pro Forma considers Medcel since 1, January 2019. Fasa and Ipemed are in a historical basis. ²Adjusted EBITDA and adjusted net income eliminates the impact of IFRS adopted in 2019. Please refer to our press release for a complete definition and reconciliation of non - GAAP metrics ¹ ¹ ¹

8 Pro Forma¹ Financial Highlights 444.4 547.6 357.8 2017 2018 1H2019 119.9 198.1 145.3 27% 36% 41% 2017 2018 1H2019 Pro Forma¹ Adjusted² EBITDA and Margin (R$ mm, %NR) 71.7 147.8 110.0 16% 27% 31% 2017 2018 1H2019 Pro Forma¹ Adjusted² Net Income and Margin (R$ mm, %NR) Pro Forma¹ Net Revenue (R$ mm) ¹ Pro Forma considers Medcel since 1, January 2019. Fasa and Ipemed are in a historical basis. ²Adjusted EBITDA and adjusted net income eliminates the impact of IFRS adopted in 2019. Please refer to our press release for a complete definition and reconciliation of non - GAAP metrics

9 Medical schools tuition fees represented 68% of total combined tuition fees Medical Students 3,388 5,550 1,388 1H2018 1H2019 Medical students Medical Students from 2019 Acq. 6,548 7,129 1H2018 1H2019 Medical School Average Ticket (R$/month) 62% 16% 9% 4,776

(1) Represents the historical consolidated statement of income of Afya Brazil for the six months ended June 30 , 2019 . (2) Represents the historical consolidated statement of income of Medcel for the period from January 1 , 2019 to March 28 , 2019 . (3) Represents the interest received on late payments of monthly tuition fees . (4) Consists of payment of lease liabilities recorded under IFRS 16 as from January 1 , 2019 . (5) Consists of expenses related to the integration of newly acquired companies . (6) Consists of expenses related to professional and consultant fees in connection with due diligence services for our M&A transactions . (7) Consists of expenses related to professional and consultant fees in connection with the opening of new campuses . (8) Consists of expenses related to the employee redundancies in connection with the organizational restructuring of our acquired companies . 10 Reconciliation between Adjusted Pro Forma EBITDA and Pro Forma Net Income Six months period ended Three months period ended Six months period ended June 30, 2019 March 28, 2019 June 30, 2019 Afya Brazil Historical (1) Medcel (2) Pro Forma Adjustments Afya Brazil Pro Forma Net income 70,802 20,044 -5,315 85,531 Net financial result 22,14 65 - 22,205 Income taxes expense 3,954 1,409 - 5,363 Depreciation and amortization 28,441 1,726 5,315 35,482 Interest received (3) 3,915 - - 3,915 Payment of lease liabilities (4) -17,316 -228 - -17,544 Share-based compensation 1,909 70 - 1,979 Non-recurring expenses: - - - - Integration of new companies (5) 3,607 - - 3,607 M&A advisory and due diligence (6) 1,099 - - 1,099 Expansion projects (7) 943 - - 943 Restructuring expenses (8) 2,681 - - 2,681 Pro Forma Adjusted EBITDA 122,175 23,086 - 145,261 R$ thousands

(1) Represents the historical consolidated statement of income of Afya Brazil for the six months ended June 30 , 2019 . (2) Represents the historical consolidated statement of income of Medcel for the period from January 1 , 2019 to March 28 , 2019 . (3) Consists of amortization of customer relationships and trademark recorded under business combinations . (4) Consists of depreciation of right - of - use of assets recorded under IFRS 16 as from January 1 , 2019 . (5) Consists of interest expenses of lease liabilities recorded under IFRS 16 as from January 1 , 2019 . (6) Consists of payment of lease liabilities recorded under IFRS 16 as from January 1 , 2019 . 11 Reconciliation between Pro Forma Net Income and Adjusted Pro Forma Net Income Six months period ended Three months period ended Six months period ended 30-Jun-19 31-Mar-19 30-Jun-19 Afya Brazil Historical (1) Medcel (2) Pro Forma Adjustments Afya Brazil Pro Forma Net income 70,802 20,044 -5,315 85,531 Amortization of customer relationships and trademark (3) 12,196 - - 12,196 Depreciation of right-of-use of assets (4) 8,018 159 5,046 13,223 Interest expense of lease liabilities (5) 14,540 121 - 14,661 Payment of lease liabilities (6) -17,316 228 - -17,544 Share Based Compensation 1,909 70 1,979 Adjusted Net Income 90,149 20,166 269 110,046 R$ thousands

(1) Represents the historical consolidated statement of income of Afya Brazil for the six months ended June 30 , 2019 . (2) Consists of payment of lease liabilities recorded under IFRS 16 as from January 1 , 2019 . (3) Consists of expenses related to the integration of newly acquired companies . (4) Consists of expenses related to professional and consultant fees in connection with due diligence services for our M&A transactions . (5) Consists of expenses related to professional and consultant fees in connection with the opening of new campuses . (6) Consists of expenses related to the employee redundancies in connection with the organizational restructuring of our acquired companies . 12 Operating Cash Conversion Ratio Reconciliation R$ thousands Six months period ended Six months period ended 30-Jun-19 30-Jun-18 Afya Brazil Historical (1) Afya Brazil Historical Cash flow from operations 108,810 33,411 Payment of lease liabilities (2) -17,316 - Adjusted Cash flow from operations 91,494 33,411 Adjusted EBITDA 122,175 49,918 Non-recurring expenses Integration of new companies (3) 3,607 502 M&A advisory and due diligence (4) 1,099 150 Expansion projects (5) 943 346 Restructuring expenses (6) 2,681 497 Adjusted EBITDA ex. non-recurring expenses 113,845 48,422 Operating cash conversion ratio 80.4% 69.0%

Final remarks 13 IPO Successful Initial Public Offering in NASDAQ Stock Market Acquisitions Acquistion of IPEMED, a post - secondary education institution. Acquisition of FASA and IPEC, increasing by 305 our medical seats Integration Accelerated process of integration of our new acquired companies Mais Medicos Program Authorization to operate medical school in Abaetetuba , with 50 seats. Awarded seats in Mais Medicos program increased to 300 seats.

Contact : ir@afya.com.br